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04046925

December 14, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are a press release and a financial calendar which have been published by the Company since our last submission of December 6, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

dlw 12/29

SEC MAIL PROCESSING
RECEIVED
DEC 22 2004
WASH, D.C. 202 SECTION

DOCSNY1:1082596.5

Press Information

Vienna International Airport:
Excellent development of traffic in November.

A comparison of results from November 2004 and 2003 shows a continuation of solid growth across all traffic segments.

The number of passengers rose 9.7% to 1,113,979 and transfers increased 0.8%. Flight movements showed a plus of 12% and maximum take-off weight (MTOW) grew 20.4%. Cargo turnover rose 17.1%.

Differing results were recorded in the long-haul segment. The Far East reported a plus of 12.3%, but a slight minus of 3.5% was recorded in travel to the USA. The leader in November was once again the Near and Middle East region with an increase of 60.9%.

The number of passengers handled during first 11 months of 2004 rose 16.3% to a total of 13,695,517. Transfers increased 19.3%, and maximum take-off weight (MTOW) grew 18.9%. Flight movements rose 14.5% and cargo volume 21.5% during this period.

	November 2004	Change in %	January to November 2004	Change in %
Passengers:	1,113,979	+9.7	13,695,517	+16.3
Transfer passengers:	370,998	+0.8	4,738,102	+19.3
Maximum take-off weight (in tonnes):	519,946	+20.4	5,732,917	+18.9
Flight movements (arrival + departure):	18,692	+12.0	206,975	+14.5
Cargo in tonnes (air cargo and trucking):	19,102	+17.1	191,147	+21.5

For additional information contact: Hans Mayer (+43-1-)7007-23000

34/04 .... M/MY .... 14. Dezember 2004

Financial Calendar 2005

Vienna International Airport

	Publication
Traffic Results 2004	17 January 2005
Traffic Results January 2005	10 February 2005
Traffic Results February 2005	10 March 2005
Annual Results 2004	31 March 2005
Traffic Results March 2005	13 April 2005
15th Annual General Meeting	21 April 2005 / 10:00 h
Deduction of Dividends (Ex-day)	26 April 2005
Dividend Payment	03 May 2005
Traffic Results April 2005	12 May 2005
First Quarter 2005	19 May 2005
Traffic Results May 2005	15 June 2005
Traffic Results June 2005	13 July 2005
Traffic Results July 2005	11 August 2005
First Six Months 2005	25 August 2005
Traffic Results August 2005	14 September 2005
Traffic Results September 2005	13 October 2005
Traffic Results October 2005	16 November 2005
First Three Quarters 2005	17 November 2005
Traffic Results November 2005	14 December 2005

FF/13.12.2004